Exhibit 4.1

BELLUS HEALTH INC.

ANNUAL INFORMATION FORM

Fiscal year ended December 31, 2018

March 13, 2019

TABLE OF CONTENTS

CORPORATE STRUCTURE	1

Name, Address and Incorporation	1

Intercorporate Relationships	1

BUSINESS	2

Business Overview	2

2018 Highlights	2

2018 Equity Offering	2

About BLU-5937	3

BLU-5937 For Chronic Cough	3

Other Programs	5

2017 Equity Offering	6

2017 Sale of Thallion	6

2017 Sale of Equity Interest in FB Health	6

Contingent Value Rights - Acquisition of Thallion Pharmaceuticals Inc. in 2013	6

Intellectual Property	7

Human Resources	8

Facilities	8

RISK FACTORS	8

dividends	22

description of capital structure	22

MARKET FOR SECURITIES	23

PRIOR SALES	23

DIRECTORS AND OFFICERS	24

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	26

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	26

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES	26

TRANSFER AGENT AND REGISTRAR	27

INTEREST OF EXPERTS	27

ADDITIONAL INFORMATION	28

Schedule A – AUDIT COMMITTEE CHARTER	29

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “BELLUS Health” or the “Company” mean or refer to BELLUS Health Inc. and its subsidiaries and its Affiliates (as such term is defined in this annual information form). All currency figures reported in this document are in CDN dollars, unless otherwise specified.

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute “forward-looking statements” within the meaning of applicable securities legislation and regulations. This forward-looking information may include among other things, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond the Company’s control. Such risks factors include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain financing, the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which the Company does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted pre-clinical and clinical trial milestones and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of the Company’s drug candidates’ development process, their market size and commercial value, as well as the sharing of proceeds between the Company and its potential partners from potential future revenues, if any, are dependent upon a number of factors. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this annual information form. These forward-looking statements speak only as of the date made and the Company is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future events, circumstances or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

Unless otherwise noted, all information in this annual information form is presented as at December 31, 2018.

CORPORATE STRUCTURE

Name, Address and Incorporation

BELLUS Health was incorporated on April 12, 2012 under the Canada Business Corporations Act (the “CBCA”) and is the successor of BELLUS Health Inc., a company incorporated on June 17, 1993.

The Company's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol BLU.

The Company’s head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.

Intercorporate Relationships

As at March 13, 2019, BELLUS Health Inc. has one wholly-owned subsidiary, BELLUS Health Cough Inc., a CBCA company incorporated on March 16, 2017.

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BUSINESS

Business Overview

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders.

BLU-5937 is the Company’s lead product candidate for the treatment of chronic cough. In addition to chronic cough, BLU-5937 may potentially have clinical benefit in other afferent hypersensitization-related disorders, such as visceral pain, hypertension and migraine, among others.

In November 2018, the Company announced positive top-line results from the clinical Phase 1 study for BLU-5937, in which BLU-5937 was shown to be safe and well tolerated. BLU-5937 did not cause any taste loss at the anticipated therapeutic doses, confirming the Company’s expectation that at these doses there is no or very limited effect on taste perception. The benign side effect profile, in combination with the anti-tussive effect demonstrated in several preclinical studies, further reinforces the Company’s position that BLU-5937 has the potential to be a best-in-class therapeutic for chronic cough patients.

Based on the positive data from the Phase 1 study, BELLUS Health expects to initiate a clinical Phase 2 study for BLU-5937 in chronic cough patients in mid-2019, with top-line results anticipated in mid-2020.

In December 2018, the Company completed a $35 million equity financing, with the vast majority of the offering subscribed by U.S. institutional healthcare investors. The Company concluded 2018 with a cash, cash equivalents and short-term investments position of $48.9 million. As at March 13, 2019, the Company has 157,956,173 Common Shares outstanding and 174,844,685 Common Shares on a fully diluted basis, including 15,238,000 stock options granted under the stock option plan and 1,650,512 broker warrants.

2018 Highlights

•	Announced positive top-line results from the clinical Phase 1 study for BLU-5937, the Company’s lead drug candidate for chronic cough. BLU-5937 was shown to be safe and well tolerated with no taste loss at the anticipated therapeutic doses;

•	Based on the positive top-line data from the Phase 1 study, expects to initiate a clinical Phase 2 study for BLU-5937 in chronic cough patients in mid-2019, with top-line results anticipated in mid-2020;

•	Closed a $35 million equity offering, with the vast majority of the offering subscribed by U.S. institutional healthcare investors led by OrbiMed;

•	Secured patent protection for BLU-5937 in all major pharmaceutical markets; patents were granted by the European Patent Office and the Japan Patent Office in 2018 in addition to patents granted in the United States and China in 2017, with claims covering the composition of matter of BLU-5937 until 2034;

•	Was granted a new U.S. patent claiming P2X3 selectivity as a means of minimizing taste effects for BLU-5937. This patent extends BLU-5937’s patent protection to 2038;

•	Appointed an international clinical advisory board to provide strategic guidance and support to the BLU-5937 development program.

2018 Equity Offering

On December 18, 2018, the Company closed an equity offering, issuing a total of 36,842,105 Common Shares from treasury at a price of $0.95 per share for aggregate gross proceeds of $35 million (the “2018 Offering”). The 2018 Offering was subscribed in vast majority by U.S. institutional healthcare investors led by OrbiMed and also included New Leaf Venture Partners, First Manhattan Co., Samsara BioCapital, Fonds de solidarité FTQ, AppleTree Partners and Amzak Health.

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In addition, 1,450,264 broker warrants exercisable for Common Shares were issued to the agents of the 2018 Offering. Each broker warrant entitles the agents to buy one Common Share at a price of $0.95 per share for a period of 18 months from the closing of the 2018 Offering.

Net proceeds from the 2018 Offering is to be used to fund the Company’s research and development activities, including but not limited to, activities related to BLU-5937’s clinical development, general and administrative expenses, working capital needs and other general corporate purposes.

About BLU-5937

BLU-5937 is a highly-selective P2X3 antagonist which has the potential to be a best-in-class therapeutic for refractory chronic cough patients. The P2X3 receptor in the cough reflex pathway is a rational target for treating refractory chronic cough, and it has been validated in animal and human studies. P2X3 is an ATP gated ion channel in the peripheral nervous system, and a key sensory receptor in feeling upper airway irritation and triggering cough reflex.

BLU-5937 is the Company’s lead product candidate for the treatment of chronic cough. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and that inhibition of P2X3 receptors may be able to help treat afferent hypersensitization-related disorders, such as chronic cough, visceral pain, hypertension and migraine, among others. The Company is currently conducting pre-clinical studies in several additional, as yet undisclosed, indications.

BLU-5937 For Chronic Cough

The Company’s lead drug candidate, BLU-5937, is a potent, highly selective, orally bioavailable small molecule antagonist of the P2X3 receptor, a clinically validated target for chronic cough.

On November 19, 2018, the Company announced positive top-line results from the clinical Phase 1 study for BLU-5937. The Phase 1 top-line data demonstrated that BLU-5937 has a good safety and tolerability profile, as well as a pharmacokinetic profile supporting twice-a-day (BID) dosing. At the anticipated therapeutic doses of 50 to 100 mg, BLU-5937 did not cause any loss of taste perception; only 1 out of 24 subjects reported transient taste alteration. No subject reported total loss of taste at any dose levels. Based on these data, the Company is preparing for the clinical Phase 2 study of BLU-5937 in chronic cough patients, expected to begin in mid-2019.

BLU-5937 has been shown to be highly selective (>1500 fold) for human P2X3 receptors versus P2X2/3 receptors. With a modestly-selective P2X3 antagonist therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. This significant issue is likely caused by inhibition of P2X2/3 receptors located in the taste buds. Merck & Co reported that gefapixant, currently in Phase 3 development for the treatment of chronic cough, showed that 80% of patients studied experienced taste alteration or taste loss.

The Company believes that a highly selective P2X3 antagonist can reduce coughing in patients with refractory chronic cough, while maintaining taste function by not inhibiting P2X2/3 receptors. BLU-5937’s high selectivity for P2X3 has the potential to deliver comparable anti-tussive efficacy as Merck & Co’s gefapixant, with little to no effect on taste. In preclinical studies, BLU-5937 exhibited a potent anti-tussive effect without affecting taste perception and an excellent safety profile.

BLU-5937 has the potential to be a best-in-class therapeutic for chronic cough patients who do not respond to current therapies.

BLU-5937 Clinical Phase 1 Study Data

The Phase 1 data demonstrated that BLU-5937 is safe and well tolerated, with an excellent pharmacokinetic profile. Plasma half-life was established at 4 to 9 hours, supporting BID dosing. Based on pre-clinical efficacy studies and comparison with drug levels achieved with a clinically validated comparator, the Company anticipates that drug levels required for optimal inhibition of cough will be achieved at 50 mg or 100 mg BID.

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BLU-5937 plasma concentration increased dose-proportionally and was not affected by food, supporting BLU-5937 administration without regard to meals.

The overall incidence of adverse events was comparable between placebo (50%) and BLU-5937 (44%).

At the anticipated therapeutic doses of 50 mg or 100 mg, BLU-5937 did not cause any loss of taste perception and only one subject out of 24 (4%) reported transient taste alteration. No subject reported total loss of taste at any dose levels. This taste effect was reported only on the first day out of seven days of dosing, by a subject receiving 100 mg BID.

At supra-therapeutic doses (200 mg – 1200 mg), two subjects out of 48 (4%) reported transient and sporadic partial loss of taste, and 13 subjects out of 48 (27%) reported transient and sporadic taste alteration. No subject out of 16 reported any taste loss or taste alteration at 200 mg. All taste-related events were transitory and sporadic in nature; one was rated moderate and all others were rated mild. The other most frequent adverse events reported in the Phase 1 study (>5%) were: headache (11%), numbness (11%), nausea (8%), dizziness (6%), and heartburn (6%).

There were no serious adverse events and no subjects withdrew prematurely due to an adverse event during the study. No significant trends of mean changes in vital signs, electrocardiogram (ECG) and clinical laboratory values have been observed in the Phase 1 study for BLU-5937. One subject had a mild elevation of liver enzymes at 400 mg BID that normalized at follow up visit. This increase in liver enzyme levels was not associated with any signs of liver toxicity (e.g. no increase in bilirubin and no clinical symptoms of liver toxicity). There was also a slight increase in bilirubin in some subjects dosed at 400 mg BID. This elevation in bilirubin was not associated with any concomitant increases in liver enzyme levels and returned to baseline value two days after drug discontinuation, which suggests that it is most likely benign and due to an interaction between BLU-5937 and bilirubin hepatic disposition.

Additional data are expected to be presented at medical conferences in 2019.

BLU-5937 Clinical Phase 1 Study

The clinical Phase 1 study was a randomized, double-blind, placebo-controlled study of orally administered BLU-5937 in 90 healthy adult subjects. The primary objectives of this study were to assess the safety, tolerability (including taste perception) and pharmacokinetic profile of BLU-5937 in healthy subjects.

The study was divided in two parts:

Part 1: A single ascending dose (SAD) study was conducted in 60 healthy subjects. Subjects were randomized into 6 cohorts of 10 subjects (8 BLU-5937: 2 placebo). The study evaluated single oral doses of BLU-5937 from 50 to 1200 mg.

Part 2: A multiple ascending dose (MAD) study was conducted in 30 healthy subjects. Subjects were randomized into 3 cohorts of 10 subjects (8 BLU-5937: 2 placebo). The study evaluated multiple oral doses of BLU-5937 of 100, 200 and 400 mg administered twice-a-day (BID) for 7 consecutive days.

BLU-5937 Clinical Phase 2 Study Design

Based on the positive data from the Phase 1 study, BELLUS Health expects to initiate a clinical Phase 2 study for BLU-5937 in chronic cough patients in mid-2019, with top-line results anticipated in mid-2020. This will be a dose escalation crossover design study to assess the efficacy, safety and tolerability of BLU-5937 in chronic cough patients, in addition to helping confirm the optimal dose regimen (study to be done at four doses: 25, 50, 100 and 200 mg BID). A total of 50 patients with refractory unexplained chronic cough are expected to be enrolled at approximately 10 clinical sites located in the United Kingdom and United States.

In addition, for 2019, the Company expects to pursue BLU-5937 enabling activities to prepare the program for later stage clinical development and to develop the BLU-5937 program for potential expansion in other P2X3-related indications.

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Other

Preclinical studies demonstrated that BLU-5937 is a highly selective P2X3 antagonist exhibiting a potent anti-tussive effect without affecting taste perception and an excellent safety profile. In a guinea pig cough model, BLU-5937 showed comparable anti-tussive efficacy to the current leading P2X3 antagonist in development, Merck & Co’s gefapixant. In a rat taste model, BLU-5937 was not associated with taste loss whereas, consistent with clinical trial data previously presented by Merck & Co, gefapixant led to significant taste loss.

On July 19, 2018, the Company announced that patent protection for BLU-5937 had been secured in all major pharmaceutical markets following the Japan Patent Office’s issuance of a decision to grant Japanese Patent No. 2015-555508, which grants claims covering the composition of matter of BLU-5937 and related imidazopyridine compounds, in addition to pharmaceutical compositions comprising BLU-5937 and uses thereof, until 2034. Equivalent patents with similar broad claims were granted by the European Patent Office (patent No. 2951177) in April 2018 and by the U.S. Patent and Trademark Office and the Chinese Patent Office in 2017. The patents have an expiration date of 2034, excluding any potential patent term extension. Patent applications with similarly broad claims are currently pending in other industrialized nations.

On October 31, 2018, BELLUS Health announced that the U.S. Patent and Trademark Office had issued U.S Patent No. 10,111,883, granting claims for the use of BELLUS Health's lead drug candidate BLU-5937 for the treatment of chronic cough without affecting taste response. More generally, the patent entitled “Selective P2X3 Modulators” claims the use of imidazopyridine compounds that are selective for the P2X3 receptor as a means of minimizing taste perturbation in patients treated for chronic cough. In addition to BLU-5937, the patent claims the use of related selective imidazopyridine compounds and pharmaceutical compositions comprising BLU-5937. Patent No. 10,111,883 has an expiration date of 2038, excluding any potential patent term extension. This new U.S. patent extends the patent protection of BLU-5937 by an additional 4 years.

On September 25, 2018, the Company announced the appointment of an international clinical advisory board (the “CAB”) which provides strategic guidance and support to the BLU-5937 development program. The CAB is comprised of highly-respected clinical leaders whose work has influenced the treatment and management of chronic cough. The Chair of the CAB is Dr. Jaclyn Smith, MB, ChB, FRCP, PhD, Professor of Respiratory Medicine at the University of Manchester in the United Kingdom and an Honorary Consultant at the University Hospital of South Manchester NHS Foundation Trust.

About Chronic Cough

Chronic cough is classified as a cough lasting more than eight weeks. The condition is associated with significant adverse physical, social and psychosocial effects on health and quality of life. In October 2018, the Company commissioned Bluestar BioAdvisors LLC (formerly known as Torreya Insights LLC) to conduct a market assessment through an evaluation of chronic cough epidemiology and pricing estimates. Based on primary and secondary research, the report concludes that, in the United States alone, more than 26 million adults suffer from chronic cough. Of these patients, more than 2.6 million have unexplained or refractory chronic cough lasting for more than a year.

Refractory chronic cough is a significant unmet medical need with no currently approved treatments.

A P2X3 antagonist in development (Merck & Co’s gefapixant) is currently in Phase 3 clinical studies. The compound has previously shown clinically and statistically significant anti-tussive efficacy in multiple Phase 2 studies. However, gefapixant’s cough frequency reduction is coupled with significant tolerability issues, with 80% of patients at the therapeutic dose experiencing taste alteration and/or taste loss.

Other Programs

BELLUS Health has economic interests in other partnered development stage programs, including KIACTATM for the treatment of sarcoidosis (partnered with Auven Therapeutics), AMO-01 for the treatment of Phelan McDermid syndrome (partnered with AMO Pharma Limited) and ALZ-801 for the treatment of Alzheimer’s disease (partnered with Alzheon Inc.). The Company has no operational involvement in these programs and is not responsible for any

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expenses associated with these programs. These programs are not anticipated to generate any short or medium term revenue for the Company.

2017 Equity Offering

On December 12, 2017, the Company closed an equity offering, issuing a total of 52,631,580 Common Shares at a price of $0.38 per share for aggregate gross proceeds of $20 million (the “2017 Offering”). The 2017 Offering was subscribed in majority by institutional healthcare investors and also included the participation by members of the senior management team and Board of Directors of the Company.

In addition, 1,806,735 broker warrants exercisable for Common Shares were issued to the agents of the 2017 Offering. Each broker warrant entitles the agents to buy one Common Share at a price of $0.38 per share for a period of 18 months from the closing of the 2017 Offering.

2017 Sale of Thallion

On March 16, 2017, BELLUS Health entered into a share purchase agreement (the “Share Purchase Agreement”) with Taro Pharmaceuticals Inc. (“Taro”) for the sale of the Company’s wholly-owned subsidiary Thallion Pharmaceuticals Inc. (“Thallion”), including all the rights to the drug candidate Shigamab™. Taro acquired all issued and outstanding shares of Thallion for a total consideration of $2.7 million, consisting of a cash payment of $2.3 million on closing and a deferred payment of $0.4 million, which was received in January 2018. In addition, the Company is entitled to receive a portion of certain potential future post-approval revenues related to the Shigamab™ program.

Refer to section Contingent Value Rights - Acquisition of Thallion Pharmaceuticals Inc. in 2013 for details on payments made to the CVR holders in accordance with the terms of the agreements of the 2013 Thallion acquisition by BELLUS Health.

2017 Sale of Equity Interest in FB Health

On June 30, 2017, the Company sold its equity interest in FB Health S.p.A (“FB Health”) for a potential total consideration of $2,536,000, consisting of an upfront cash payment of $1,769,000 and a contingent revenue-based milestone payment of up to $767,000 (€518,000) to be determined based on FB Health’s revenues for the twelve-month period ended June 30, 2018. The Company received an amount of $465,000 in November 2018 as payment of the contingent consideration receivable.

FB Health is an Italy-based specialty pharma focused on neurology and psychiatry. BELLUS Health’s equity interest in FB Health was acquired at the time the Company entered into a worldwide license agreement with FB Health for BLU8499 (ALZ-801). In turn, FB Health sublicensed all its rights to Alzheon as part of an exclusive worldwide license, excluding Italy.

Contingent Value Rights - Acquisition of Thallion Pharmaceuticals Inc. in 2013

On August 15, 2013, the Company acquired all of the issued and outstanding Common Shares of Thallion in exchange for cash on closing of transaction and the issuance of one contingent value right (“CVR”) per Common Share to Thallion’s shareholders, with an expiration date of August 14, 2028, to be paid upon the settlement of the amounts described below.

The CVRs issued to Thallion’s shareholders entitle the holder thereof to: (i) its pro rata share of 100% of any additional purchase price consideration to be received in relation to a 2009 sale transaction by Thallion, (ii) its pro rata share of 5% of the Shigamab™ revenue generated or received by BELLUS Health, capped at $6,500,000, and (iii) its pro rata share of 100% of any net proceeds generated from the licensing, selling or otherwise commercializing of (a) diagnostic products or services using certain Caprion Proteomics Inc. products, and (b) all issued patents or pending patents pertaining to such Caprion Proteomics Inc. products, in respect of which Thallion has an ownership interest or monetary entitlement.

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The amount to which the holders of CVRs may be entitled can be reduced for potential contingent liabilities owing by Thallion (including, but not limited to, in respect of the indemnity agreement entered into in relation to the 2009 sale transaction by Thallion, accounts payable or litigation).

In relation to (i) above, the Company announced on February 17, 2017 that it had received $572,586 as settlement for the additional purchase price consideration (the “Additional Consideration Payment”) in relation to the 2009 Thallion Transaction. A net amount of $577,152 ($0.01609 per CVR) was paid to CVR holders on March 10, 2017, which consists of the Additional Consideration Payment, in addition to $50,000 in relation to the replacement cost of ShigamabTM antibodies less $28,458 of CVR agent costs, $13,404 of undisclosed liability not included in the 2013 Thallion Statement of Net cash and $3,572 of expenses in relation to the unsuccessful listing of the CVR on the Toronto Stock Exchange, all in accordance with the terms of the agreements of the 2013 Thallion acquisition by BELLUS Health.

On March 16, 2017, the Company entered into a Share Purchase Agreement with Taro for the sale of the Company’s wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM. Taro acquired all issued and outstanding shares of Thallion for a total consideration of $2.7 million, consisting of a cash payment of $2.3 million on closing and a deferred payment of $0.4 million upon the completion of a pre-established milestone, which payment was received in January 2018. In relation to (ii) above, in accordance with the terms of the agreements of the 2013 Thallion acquisition, 5% of the proceeds received by BELLUS Health from the sale of Thallion, including the ShigamabTM technology (the “ShigamabTM Consideration”), was paid to CVR holders. Accordingly, on April 7, 2017, a net amount of $94,550 ($0.00263 per CVR), which consists of the Shigamab™ Consideration of $115,000 less $20,450 for CVR agent costs, was paid to CVR holders. In addition, on January 26, 2018, a net amount of $14,721 ($0.00041 per CVR) was paid to CVR holders as final payment of the contingent consideration payable in relation to CVRs on Shigamab™ future revenues, which consists of the Shigamab™ Consideration of $20,000 less $5,279 for CVR agent costs.

The CVRs also entitled the holder thereof to receive Thallion’s income tax credits deducted in the 2013 Thallion Statement of Net Cash in the event that they were not claimed by tax authorities after their audit, or their assessment period expired (the “Income Tax Credits”). As they were not claimed nor assessed, BELLUS Health paid on January 25, 2019 a net amount of $134,149 ($0.00374 per CVR) to the CVR holders, which consists of the Income Tax Credits of $159,603 less $25,454 for CVR agent costs.

All payments made to CVR holders were in accordance with the terms of the agreements of the 2013 Thallion acquisition by BELLUS Health.

In accordance with the terms of the plan of arrangement, BELLUS Health applied to list the CVRs on the TSX, which request was rejected. Therefore, the CVRs are not listed on a stock exchange.

The Company expects that there will be no additional payment to CVR holders.

Intellectual Property

BELLUS Health’s approach regarding its intellectual property portfolio is to file and/or license patents and patent applications as appropriate and to obtain patent protection in at least the major pharmaceutical markets, including the US, major European countries, Japan, and Canada. BELLUS Health also relies on trade secrets, proprietary unpatented information, trademarks and contractual arrangements to protect the Company’s technology and enhance its competitive position.

BELLUS Health currently has a patent estate comprised of exclusively owned and in-licensed patents and patent applications. The patent portfolio includes patents and patent applications claiming compounds, pharmaceutical compositions, nutraceuticals, processes, and methods for treating diseases, disorders, or conditions.

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BLU-5937

BELLUS Health’s BLU-5937 program is covered by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. The main patent family, incorporating composition of matter and methods of use claims for a broad array of potent and selective P2X3 antagonist compounds, has been granted in all major pharmaceutical markets; patents were granted by the European Patent Office and the Japan Patent Office in 2018 in addition to patents granted in the United States and China in 2017, with claims covering the composition of matter of BLU-5937 until 2034.

In addition, a new U.S. patent claiming P2X3 selectivity as a means of minimizing taste effects for BLU-5937 was granted in October 2018, which extends BLU-5937’s patent protection to 2038.

Refer to the Business Overview section for additional details.

Partnered Projects

BELLUS Health also owns other patents, including patents relating to BLU8499 (ALZ-801) and TLN-4601 (AMO-01), that have been licenced to third parties.

Human Resources

As at March 13, 2019, BELLUS Health employed 10 people.

Facilities

BELLUS Health leases office space in facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, Canada, pursuant to a lease originally entered into in March 2011. In March 2018, the lease was extended to January 31, 2020.

RISK FACTORS

Investing in BELLUS Health’s securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in publicly filed documents, before making an investment decision. If any of the following risks actually occurs, the Company’s business, financial condition or results of operations could be adversely affected. In such an event, the trading price of the Company’s Common Shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to the Company’s “products” includes a reference to BELLUS Health’s product or product candidates and future products that may be develop.

BELLUS Health may not be able to maintain its operations and research and development without additional funding, and the Company may not have access to sufficient capital.

To date, the Company has financed its operations primarily through public offerings of Common Shares, private placements, the issuance of convertible notes and research tax credits. The Company has incurred significant operating losses and negative cash flows from operations since inception. As at December 31, 2018, the Company had available cash, cash equivalents and short-term investments totalling $48,906,000. The Company will need to raise additional capital to fund its operations and to develop its drug candidates. The Company’s future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any clinical and preclinical trials for drug candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing the Company’s business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause the Company to consume capital significantly faster than it currently anticipates. The Company has based the foregoing estimates on assumptions that

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may prove to be wrong, and the Company could utilize its available financial resources sooner than it currently expects.

BELLUS Health may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. The Company has no committed source of additional capital and additional funding may not be available on terms that are acceptable to the Company, or at all. If adequate funding is not available on reasonable terms, BELLUS Health may need to obtain funds on terms less favorable than it would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to the Company’s shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of BELLUS Health’s future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render the Company more vulnerable to competitive pressures and economic downturns. If BELLUS Health is unable to raise additional capital in sufficient amounts or on terms acceptable to the Company, it may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other drug candidates or other research and development initiatives. The Company could be required to seek collaborators for its product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms its rights to its product candidates in markets where the Company otherwise would seek to pursue development or commercialization itself.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favourable to the Company. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on the Company’s business, financial condition and results of operations.

BELLUS Health has a history of losses and has not generated any significant product sales revenue to date. The Company may never achieve or maintain profitability.

BELLUS Health’s potential drug candidates are still only in development, and as a result, the Company has not generated significant revenues from drug sales to date. BELLUS Health has incurred substantial expenses in its efforts to develop drugs, and consequently, has generated operating losses each year since its inception. As of December 31, 2018, the Company had an accumulated deficit of $479,223,000. BELLUS Health’s losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. The Company does not expect to generate any significant revenues from drug sales in the immediate future. The Company may never successfully commercialize any drugs. Even if BELLUS Health succeeds in developing commercial drugs, it expects to incur additional operating losses for at least the next several years. If the Company does not ultimately commercialize drugs and achieve or maintain profitability, an investment in its shares could result in a significant or total loss.

BELLUS Health’s prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development.

BELLUS Health currently has no drug products for sale and may never be able to successfully develop drug products. The Company currently believes that its growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of its lead product candidate BLU-5937, which may never occur. The Company is investing the vast majority of its efforts and resources into the development of BLU-5937. BELLUS Health’s business thus depends heavily on the successful preclinical and clinical development, regulatory approval and commercialization of BLU-5937, for which the Company must conduct additional preclinical and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before the Company can generate any revenue from product sales, if approved.

The Company anticipates that its ability to generate revenues will depend mainly on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of

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successfully completing clinical development and gaining regulatory approval. If the Company is unable to successfully commercialize BLU-5937, it may never generate meaningful revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than the Company anticipates, the Company may not have the ability to shift its resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of its market could have a material adverse effect on the Company.

BELLUS Health relies on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to the Company, the Company may not be able to obtain regulatory approvals for BLU-5937.

BELLUS Health has designed the clinical trials for BLU-5937. However, the Company relies on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. The Company competes with many other companies for the resources of these third parties. The third parties on whom the Company relies generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of its drug candidate. The FDA and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although the Company relies on third parties to conduct its clinical trials, they are not the Company’s employees, and the Company is responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol and other requirements. The Company’s reliance on these third parties for research and development activities will reduce its control over these activities but will not relieve the Company of its responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of the Company’s drug candidate may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, the Company may not be able to obtain regulatory approval of its drug candidate on a timely basis or at all.

BELLUS Health relies completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”) for BLU-5937 and another third party contract manufacturer to manufacture final drug product, and BELLUS Health intends to rely on third parties to produce non-clinical, clinical and commercial supplies of its product candidates, including BLU-5937.

BELLUS Health does not currently have, nor does it plan to acquire, the infrastructure or capability to internally manufacture its clinical drug supply of BLU-5937, or any other product candidates, for use in the conduct of its research and development activities, preclinical studies and clinical trials, and BELLUS Health lacks the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. BELLUS Health currently has the API for BLU-5937 manufactured by one contract manufacturer and final drug product supplied by another contract manufacturer, and does not currently have backup manufacturing capacity.

BELLUS Health plans to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While BELLUS Health intends to contract for the commercial manufacture of its product candidates, BELLUS Health may not be able to identify and qualify contractors or obtain favorable contracting terms.

If BELLUS Health’s current or future third party manufacturers do not perform as agreed, breach or terminate their agreements with the Company, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If BELLUS Health is unable to retain its current contractors, or is unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as

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needed, it will delay or prevent the development, promotion, marketing, or sale of its product candidates, including BLU-5937 and have a negative effect on its operations and financial condition. Moreover, if a replacement to BELLUS Health’s current or future contract manufacturers was required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far we have produced small quantities of BLU-5937 at kilogram scale for use in preclinical and clinical studies.

BELLUS Health’s reliance on these contract manufacturers also exposes the Company to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate the Company’s trade secrets or other proprietary information.

The clinical effectiveness of BLU-5937 and of the Company’s other drug candidates is not yet supported by clinical data.

The preclinical toxicology studies and the Phase 1 top-line data announced in November 2018 demonstrated that BLU-5937 has a good safety and tolerability profile. However, the clinical safety of BLU-5937 has to be demonstrated through further clinical studies. The clinical effectiveness of BLU-5937 and of the Company’s other drug candidates is not yet supported by clinical data and the medical community has not yet developed a large body of peer reviewed literature that supports the safety and efficacy of the Company’s products, including BLU-5937. If future studies call into question the safety or efficacy of BLU-5937 or any of the Company’s other products, the Company’s business, financial condition, and results of operations could be adversely affected.

Even if BLU-5937 or any of the Company’s other products successfully complete the clinical trials and receive the regulatory approval necessary to market the drug candidates to the public, there is also the risk of unknown side effects, which may not appear until the drug candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect the Company.

BELLUS Health’s clinical trials may not yield results that will enable the Company to obtain regulatory approval for its or its partnered drug candidates.

The Company will only receive regulatory approval for a drug candidate if it can demonstrate in carefully designed and conducted clinical trials that the drug candidate is safe and effective. BELLUS Health does not know whether its current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable drugs.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of the Company’s drug candidates involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. The Company has suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, BELLUS Health may decide to repeat or redesign a trial or discontinue the development of a drug candidate. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If the Company fails to adequately demonstrate the safety and efficacy of a drug under development, BELLUS Health will not be able to obtain the required regulatory approvals to commercialize that drug candidate.

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Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards, and must meet the requirements of these authorities; must meet requirements for informed consent; and must meet requirements for good clinical practices.

BELLUS Health may not be able to comply with these requirements. The Company relies on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. BELLUS Health’s reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a drug candidate are unsuccessful, BELLUS Health will be unable to commercialize such drug candidate. If one or more of the clinical trials is delayed, the Company will be unable to meet its anticipated development or commercialization timelines. Either circumstance could cause the price of the Company’s Common Shares to decline.

If BELLUS Health encounters difficulties enrolling patients in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for drug candidates require to identify and enroll a large number of patients with the disorder under investigation. The Company or its partner may not be able to enroll a sufficient number of patients to complete clinical trials in a timely manner. Patient enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the study in question, perceived risks and benefits of the drug under study, availability of competing therapies, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If BELLUS Health or its partner has difficulty enrolling a sufficient number of patients to conduct its clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Setbacks in any of the clinical trials would likely cause a drop in the price of the Company’s Common Shares.

Setbacks in any phase of the clinical development of a product candidate would have an adverse financial impact and could jeopardize U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or Japanese Pharmaceuticals and Medical Devices Agency (PMDA) approval, and would likely cause a further drop in the price of the Company’s Common Shares.

BELLUS Health does not have the required approvals to market any of its drug candidates, and the Company does not know if it will ever receive such approvals.

To date, none of the Company’s drug candidates has received regulatory approval for commercial sale. BELLUS Health cannot market a drug in any jurisdiction until it has completed rigorous clinical trials as well as such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of BELLUS Health’s drug candidates before the Company can submit regulatory applications. Preparing, submitting, and advancing applications for regulatory approval is sometimes complex, costly, and time consuming and entails significant uncertainty.

Even if BELLUS Health or its partners obtain regulatory approvals for its drug candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company’s drug candidates, the manufacturing, marketing, and sale of such drugs will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a drug may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the drug may be sold or revoke the drug’s regulatory approval.

BELLUS Health and its contract manufacturers are required to comply with applicable current Good Manufacturing Practice (“cGMP”) regulations for the manufacture of drugs. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before they can be used in the commercial manufacturing of products and are subject to subsequent

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periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If the Company or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, BELLUS Health may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of the Company’s drugs.

If BELLUS Health’s drugs do not gain market acceptance, the Company may be unable to generate significant revenues.

Even if the Company’s drugs are approved for sale, they may not be successful in the marketplace. Market acceptance of any of BELLUS Health’s drugs will depend on a number of factors including demonstration of clinical effectiveness and safety, the advantages and disadvantages of the Company’s drugs relative to alternative treatments, the availability of acceptable pricing and adequate third-party reimbursement, and the effectiveness of marketing and distribution methods for the drugs. If BELLUS Health’s drugs do not gain market acceptance among consumers, physicians, patients, and others in the medical community, the ability to generate significant revenues from its drugs would be limited.

BELLUS Health may not achieve its projected development goals in the announced and expected time frames.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and time of drug launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize drugs. There can be no assurance that BELLUS Health’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that the Company will be able to adhere to its current schedule for the launch of any of its drugs. If BELLUS Health fails to achieve one or more of these milestones as planned, the price of its Common Shares would likely decline.

If BELLUS Health or its partners fail to obtain acceptable prices or adequate reimbursement for its drugs, the Company’s ability to generate revenues will be diminished.

BELLUS Health’s ability to successfully commercialize drugs would depend significantly on the ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. BELLUS Health’s drugs may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its drugs on a competitive basis. BELLUS Health may not be able to negotiate favorable reimbursement rates for its drugs.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company’s commercial opportunity and reduce any associated revenue and profits. BELLUS Health expects proposals to implement similar government controls to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of the drugs and could adversely affect profitability. In addition, in Canada and in many other countries, including in the US, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. If BELLUS Health fails to obtain acceptable prices or an adequate level of reimbursement for its drugs, the sales of the drugs would be adversely affected or there may be no commercially viable market for the Company’s drugs.

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Competition in the biopharmaceutical industry is intense, and development by other companies could render BELLUS Health’s drugs or technologies non-competitive.

The biopharmaceutical industry is highly competitive. New drugs developed by other companies could render the Company’s drugs or technologies non-competitive. Competitors are developing and testing drugs and technologies that would compete with the drugs that BELLUS Health is developing. Some of these drugs may be more effective or have an entirely different approach or means of accomplishing the desired effect than the Company’s drugs. BELLUS Health expects competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of BELLUS Health’s competitors and potential competitors have substantially greater drug development capabilities and financial, scientific, marketing, and human resources. The Company’s competitors may succeed in developing drugs earlier and in obtaining regulatory approvals and patent protection for such drugs more rapidly than BELLUS Health can or at a lower price.

BELLUS Health is heavily dependent on licensed intellectual property. If the Company was to lose its rights to licensed intellectual property, it would not be able to continue developing or commercializing BLU-5937. If the Company breaches any of the agreements under which it licenses the use, development and commercialization rights to BLU-5937 or any other product candidate or technology from third parties or if certain insolvency events were to occur, it could lose license rights that are critical to its business.

The Company has an exclusive worldwide license to develop and commercialize BLU-5937 pursuant to a license agreement with NEOMED that is critical to its business, which is subject to termination for breach of its terms, and therefore its rights may only be available to it for as long as the Company’s development and commercialization activities are sufficient to meet the terms of the license. In addition, the Company may need to enter into additional license agreements in the future. BELLUS Health’s existing license agreements impose, and any future license agreements may impose on the Company, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If the Company fails to comply with its obligations under these agreements, or it is subject to a bankruptcy, the licensor may have the right to terminate the license, in which event the Company would not be able to market products covered by the license, which would have a material adverse effect on its business and financial condition. Moreover, the Company’s current or future licenses may provide for a reversion to the licensor of its rights in regulatory filings or other intellectual property or data that it regards as its own in the event the license terminates under certain circumstances, such as due to breach.

Licensing of intellectual property is of critical importance to BELLUS Health’s business and involves complex legal, business and scientific issues. Disputes may arise between the Company and its licensors regarding intellectual property subject to a license agreement, including with respect to:

• the scope of rights granted under the license agreement and other interpretation-related issues;

• the rights of the Company’s licensors under the license agreements;

• the Company’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations; and

Any disputes with the Company’s licensors over intellectual property that it has licensed from them may prevent or impair its ability to maintain its current licensing arrangements on acceptable terms. Termination or expiry of the Company’s license agreements could result in the loss of significant rights and could materially harm its ability to further develop and commercialize BLU-5937 or other product candidates.

The Company depends on its licensors to protect a significant portion of its proprietary rights that derive from license agreements, including its exclusive worldwide license with NEOMED to develop and commercialize BLU-5937. BLU-5937 is covered by a patent that is not owned by the Company but is instead licensed to the Company by NEOMED. Moreover, BELLUS Health’s licensors under current licenses retain and its licensors under future licenses may retain certain rights and obligations.

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BELLUS Health’s business could suffer, for example, if the licensed patents or other rights are found to be invalid or unenforceable, or if the Company is unable to enter into necessary licenses on acceptable terms.

BELLUS Health may not obtain adequate protection for its drugs through its intellectual property.

BELLUS Health’s success depends, in large part, on its ability to protect the Company’s competitive position through patents, trade secrets, trademarks, and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including BELLUS Health’s, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to BELLUS Health may not provide it with any competitive advantage. The Company’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with drugs that are very similar to BELLUS Health will circumvent patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting drugs, which may not confer the same protection as protection of its compounds per se. BELLUS Health may be required to disclaim part of the term of certain patents. There may be prior art of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which BELLUS Health is aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe BELLUS Health’s patents. Applications for patents and trademarks in Canada, the US, and in foreign markets have been filed and are being actively pursued. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary drugs that are patentable.

Patent applications relating to or affecting the Company’s business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with BELLUS Health’s technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that the Company could otherwise obtain. BELLUS Health could become involved in interference proceedings in the US in connection with one or more of its patents or patent applications to determine priority of invention. The Company’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the US. In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. BELLUS Health generally requires employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is the exclusive property of BELLUS Health. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to the Company’s or otherwise gain access to BELLUS Health’s trade secrets.

BELLUS Health may obtain the right to use certain technology under license agreements with third parties. The Company’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause BELLUS Health to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

BELLUS Health may infringe the intellectual property rights of others.

The Company’s commercial success depends significantly on its ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which BELLUS Health is not aware that its products infringe or patents that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which BELLUS Health is unaware that may later result in

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issued patents that its products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that the Company’s drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. BELLUS Health is aware of, and has reviewed, third-party patents relating to the treatment of amyloid-related diseases, and the Company believes that its drug candidates do not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, BELLUS Health may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by the Company.

Patent litigation is costly and time consuming and may subject BELLUS Health to liabilities.

The Company’s involvement in any patent litigation, interference, opposition, or other administrative proceedings will likely cause BELLUS Health to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

BELLUS Health may not obtain trademark registrations.

The Company has filed applications for trademark registrations in connection with its drug candidates in various jurisdictions, including in the US. BELLUS Health does not believe that any of these current trademarks is critical to the success of the drug candidate to which it relates. No assurance can be given that any of BELLUS Health’s trademarks will be registered in the US or elsewhere, or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if the Company is successful in these trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request that a corporation reconsider the name for a drug because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve any of the Company’s trademarks or will not request reconsideration of one of these trademarks at some time in the future.

Unstable market conditions may have serious adverse consequences on BELLUS Health’s business.

BELLUS Health’s business may be adversely affected by unpredictable and unstable market conditions. If the current equity and credit markets deteriorate it may make any necessary equity or debt financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on the Company’s growth strategy, financial performance and stock price and could require the Company to delay or abandon clinical development plans. Global economic volatility and uncertainty may also have an adverse effect on the Company’s the ability to obtain strategic partner support or commercialization opportunities and alliances for the Company’s drug candidates, and to obtain continued services and supplies. There is a risk that one or more of the Company’s current or future strategic partners may encounter difficulties during challenging economic times, which would directly affect its ability to attain its operating goals on schedule and on budget.

Brexit may create volatility in markets and uncertainty regarding future laws and regulations in the United Kingdom and the rest of Europe.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. While the terms of any withdrawal are subject to an ongoing negotiation period, the referendum has led to volatility in the financial markets of the United Kingdom and more broadly across Europe and may lead to a weakening in consumer, corporate and financial confidence in such markets. The referendum has also created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal, and has also given rise to calls for the governments of other

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European Union member states to consider withdrawal. The risks of changing laws and regulations in the United Kingdom are creating uncertainty for companies such as BELLUS Health. Compliance with any such changing laws and regulations may be costly and consume substantial financial and management resources, as well as delay or prevent the development, promotion, marketing, or sale of the Company’s product candidates. The extent and process by which the United Kingdom may exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. This mid-to-long-term uncertainty may have an adverse effect on global economic conditions and on the ability of BELLUS Health to carry out its plans with respect to the development of BLU-5937, which in turn could have a material adverse effect on our business and financial condition.

The market price of the Company’s Common Shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

BELLUS Health is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. During the year ended December 31, 2018, BELLUS Health’s Common Shares traded between $0.33 and $1.30 per share on the TSX. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of its Common Shares, including, among other things, the following: (1) clinical and regulatory developments regarding the Company’s drugs and drug candidates and those of its competitors; (2) arrangements or strategic partnerships by BELLUS Health or its competitors; (3) other announcements by the Company or its competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting BELLUS Health’s drug candidates and its competitors’ drugs in the US, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the US, Canada, or abroad; (13) purchases or sales of blocks of BELLUS Health’s securities; and (14) difficulties in the Company’s ability to obtain additional financing.

Listing on the TSX may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the Company’s Common Shares, regardless of its operating performance. In addition, sales of substantial amounts of its Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of the Company’s Common Shares to decline.

As at March 13, 2019, OrbiMed Advisors LLC (“OrbiMed”), Victoria Square Ventures Inc. (“VSVI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc. (“Rocabe”), a company in which Mr. Roberto Bellini has a 50% equity interest, (the “Major Shareholders”) own, directly or indirectly, respectively 13.5%, 11.3% and 10.4% of the Company’s outstanding Common Shares. A decision by one or more of the foregoing persons, or any other significant shareholder, to sell a substantial amount of the Company’s Common Shares could cause the trading price of such Common Shares to decline substantially. Furthermore, shareholders may initiate securities class action lawsuits if the market price of BELLUS Health’s stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

These factors, among others, could depress the trading price of the Company’s securities. Because BELLUS Health may experience high volatility in its Common Shares, individuals or entities should not invest in the stock unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable. The market liquidity for BELLUS Health’s stock is low. While a more active trading market may develop in the future, the limited market liquidity for the Company’s stock may affect investor’s ability to sell at a price that is satisfactory to them.

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BELLUS Health does not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in BELLUS Health’s Common Shares to provide dividend income. The Company does not anticipate that it will pay any cash dividends to holders of its Common Shares in the foreseeable future. Instead, the Company plans to retain any earnings to maintain and expand its operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on its common shares. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase the Company’s Common Shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about BELLUS Health’s business, its share price and trading volume could decline.

The trading market for BELLUS Health’s Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about the Company or its business. If one or more of the analysts who cover the Company downgrade its stock or publish inaccurate or unfavorable research about the Company’s business, its stock price would likely decline. In addition, if the Company’s operating results fail to meet the forecast of analysts, its stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Company’s Common Shares could decrease, which might cause its share price and trading volume to decline.

BELLUS Health’s revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of its Common Shares.

The Company’s revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause BELLUS Health’s share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following: the inability to complete drug development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize drug candidates; the timing of regulatory submissions and approvals; the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize the drug candidates; the outcome of any litigation; changes in foreign currency fluctuations; the conversion of any convertible; the timing of achievement and the receipt of milestone payments from current or future collaborators; failure to enter into new or the expiration or termination of current agreements with collaborators; failure to introduce the drug candidates to the market in a manner that generates anticipated revenues; the potential payments in relation to indemnity agreements and accounting policies adopted by the Company, including the fair value determination of financial instruments based on the Company’s share price.

Due to fluctuations in the Company’s revenues and expenses, BELLUS Health believes that period-to-period comparisons of its results of operation are not indicative of future performance. It is possible that in some future quarter or quarters, revenues and expenses will be below the expectations of securities analysts or investors. In this case, the price of the Company’s Common Shares could fluctuate significantly or decline.

BELLUS Health would not be able to successfully commercialize drug candidates if the Company is unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize the Company’s drug candidates successfully, BELLUS Health could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. The Company currently has no marketing capabilities and sales force. To the extent that BELLUS Health internally develops a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing the Company’s drugs, BELLUS Health would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, BELLUS Health may be unable to compete successfully against these companies. The Company may not be able to do so on favorable terms. The Company could rely on third parties to market and sell its drugs in certain territories,

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rather than establishing an internal sales force. When BELLUS Health contracts with third parties, including entering into collaborations with partners, for the sale and marketing of its drugs, revenues depend upon the efforts of these third parties, which may not be successful. If the Company fails to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, BELLUS Health’s business, financial condition, and results of operations will be materially adversely affected.

BELLUS Health is subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair the Company’s ability to conduct operations.

BELLUS Health is highly dependent on its management and staff; the loss of whose services might adversely impact the Company’s ability to achieve its objectives. Recruiting and retaining qualified management and other personnel is critical to BELLUS Health’s success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition.

BELLUS Health is subject to the risk of drug liability claims, for which the Company may not have, or may not be able to obtain, adequate insurance coverage.

Human therapeutic products involve the risk of drug liability claims and associated adverse publicity. Currently, BELLUS Health’s principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming BELLUS Health’s drugs. The Company may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against BELLUS Health could have a materially adverse effect on its business, financial condition, or results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact the Company’s future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect BELLUS Health’s financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and the Company may make, or may be required to make, changes in its accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as BELLUS Health, and insurance costs are increasing as a result of this uncertainty.

BELLUS Health may incur losses associated with foreign currency fluctuations.

The Company’s functional and reporting currency is the Canadian dollar. BELLUS Health’s operations are, in some instances, conducted in currencies other than the Canadian dollar (principally in US dollars) and a portion of the Company’s net monetary assets is denominated in other currencies (principally in US dollars). Fluctuations in the value of foreign currencies relative to the Canadian dollar could cause BELLUS Health to incur currency exchange losses.

BELLUS Health may incur losses due to adverse decisions by tax authorities

The Company’s income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities.

BELLUS Health may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. The Company must therefore make estimates and judgments in determining its consolidated tax provision. In addition, BELLUS Health applies for numerous tax credits that play an important role in its financial planning and it is not certain that the tax authorities will grant them. The final outcome of any audits

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by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on the Company’s consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

The Company is subject to taxation in Canada and was subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. The Company’s effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which it transfers funds to and repatriates funds from its subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which the Company operates or a change in law could increase its tax liability or result in the imposition of penalty payments, which could adversely impact its operating results.

The Major Shareholders have influence over BELLUS Health’s business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by BELLUS Health’s largest shareholders could have an impact on the market price of the Company’s Common Shares.

The Major Shareholders own, directly or indirectly, an aggregate of approximately 35.2% of BELLUS Health’s outstanding Common Shares as at March 13, 2019. Pursuant to Board representation agreement dated December 18, 2018, between the Company and OrbiMed (the “2018 Board Representation Agreement”), OrbiMed is entitled to cause one nominee to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. OrbiMed’s right to one nominee shall terminate on the date OrbiMed ceases to beneficially hold at least 10% of the issued and outstanding Common Shares. OrbiMed’s nominated candidate is Mr. Khuong. In addition, pursuant to board representation agreements dated April 16, 2009, between the Company and each of VSVI and a predecessor to Rocabe (the “2009 Board Representation Agreements”), each of VSVI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. Despite their rights, each of VSVI and Rocabe has only nominated one candidate. VSVI’s and Rocabe’ right to two nominees each shall terminate on the date each of VSVI, on the one hand, and Rocabe, FMRC and 1324286 Alberta Limited, a wholly-owned subsidiary of the FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of the issued and outstanding Common Shares. Therefore, OrbiMed, VSVI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise some degree of influence over BELLUS Health’s business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of the Company and may adversely affect the price of its Common Shares.

The Company may be required to make a payment under an indemnity agreement.

In March 2017, the Company entered into a Share Purchase Agreement with Taro for the sale of the Company’s wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM. The Company agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the Share Purchase Agreement. No indemnity provision has been recorded by the Company as at December 31, 2018.

A share consolidation involves certain risks.

The Company’s total market capitalization immediately after a share consolidation may be lower than immediately before the share consolidation. There are numerous factors and contingencies that could affect the Common Share price prior to or following a share consolidation, including the status of the market for the Common Shares at the time, the status of the Company’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Common Shares may not be sustainable at the direct arithmetic result of a share consolidation and may be lower. If the market price of the Common Shares is lower than it was before a share consolidation on an arithmetic equivalent basis, the Company’s total market capitalization

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(the aggregate value of all Common Shares at the then market price) after the share consolidation may be lower than before the Share Consolidation.

A decline in the market price of the Common Shares after a share consolidation may result in a greater percentage decline than would occur in the absence of the share consolidation, and the liquidity of the Common Shares could be adversely affected following the share consolidation – if a share consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than it would occur in the absence of the share consolidation. The market price of the Common Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of the Common Shares outstanding.

The liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after a share consolidation.

A share consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis, which may be more difficult to sell, or require greater transaction costs per Common Share to sell. A share consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares held in “board lots” of even multiples of 100 Common Shares.

There is no assurance whatsoever that the Common Shares of the Company will be listed on a major exchange in the United States in the occurrence of a share consolidation.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

BELLUS Health is incorporated under the laws of Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers reside outside of the United States and all or a substantial portion of its assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company.

If BELLUS Health is, or becomes, a “passive foreign investment company,” adverse U.S. federal income tax consequences may result for U.S. shareholders of BELLUS Health.

U.S. holders of Common Shares should be aware that BELLUS Health, based on current business plans and financial expectations, expects that it may be a passive foreign investment company (“PFIC”) for the current tax year and may be a PFIC for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that BELLUS Health is not and will not become a PFIC for any tax year during which U.S. holders own Common Shares. If BELLUS Health is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of BELLUS Health’s net capital gain and ordinary earnings for any year in which BELLUS Health is a PFIC, whether or not BELLUS Health distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that BELLUS Health will satisfy the record keeping requirements that apply to a QEF, or that BELLUS Health will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that BELLUS Health is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. holder should consult its

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own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

dividends

BELLUS Health has not declared any dividends on Common Shares since its incorporation. Any future determination to pay dividends on Common Shares will remain at the discretion of BELLUS Health’s Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

description of capital structure

BELLUS Health’s authorized share capital consists of an unlimited number of voting Common Shares and an unlimited number of non-voting preferred shares (“Preferred Shares”), all without nominal or par value.

As at March 13, 2019, the Company had 157,956,173 Common Shares outstanding and 174,844,685 Common Shares on a fully diluted basis, including 15,238,000 stock options granted under the stock option plan and 1,650,512 warrants issued in relation to the 2018 Offering and 2017 Offering.

Equity

Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.

Preferred Shares. No Preferred Shares are currently issued however they may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by the Board of Directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of the Company’s assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in the Company’s articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of the Company’s shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

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MARKET FOR SECURITIES

BELLUS Health’s Common Shares are listed and posted for trading on the TSX (BLU). The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of the Company’s Common Shares on the TSX.

	TSX
Period	High	Low	Volume

January 2018	0.42	0.36	1,509,203
February 2018	0.41	0.33	2,415,656
March 2018	0.50	0.39	11,934,854
April 2018	0.60	0.46	1,116,752
May 2018	0.62	0.49	3,186,760
June 2018	0.60	0.50	1,159,689
July 2018	0.59	0.51	1,900,418
August 2018	1.20	0.55	10,242,008
September 2018	1.10	0.87	13,601,956
October 2018	1.15	0.67	3,298,545
November 2018	1.04	0.66	4,113,051
December 2018	1.30	0.97	7,383,170

PRIOR SALES

No securities of the Company that are outstanding but not listed or quoted on a marketplace were issued during the financial year ended December 31, 2018.

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DIRECTORS AND OFFICERS

As of March 13, 2019, the directors and executive officers, as a group, beneficially owned or exercised control or direction over an aggregate of 60,541,926 of the Common Shares representing 38.3% of the issued and outstanding Common Shares as at such date.

The following table states the names of all BELLUS Health’s directors and executive officers as at March 13, 2019, their municipality, province or state and country of residence, their age, their principal occupation during the past five years, their position and office held with the Company and the period during which each director has served as a director of the Company. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Company.

Name and Municipality of Residence	Age (at March 13, 2019)	Principal Occupation During Past Five Years	Office	Period during which served as a Director

Dr. Francesco Bellini, O.C. (1) Calgary, Alberta, Canada	71	Chairman of the Board of Picchio International Inc (a management and holding company)	Chairman of the Board	2002-2019

Mr. Roberto Bellini (1) Montreal, Quebec, Canada	39	President and Chief Executive Officer of the Company	Director	2009-2019

Dr. Youssef L. Bennani (2) Lorraine, Quebec, Canada	58	Chairman of the Board of Domain Therapeutics (3)	Director	2017-2019

Mr. Franklin M. Berger, CFA (4) New York, New York, United States	69	Consultant	Director	2010-2019

Dr. Clarissa Desjardins Montreal, Quebec, Canada	52	Chief Executive Officer of Clementia Pharmaceuticals Inc.	Director	2017-2019

Mr. Chau Q. Khuong (5) New York, New York, United States	43	Private Equity Partner of OrbiMed Advisors LLC	Director	2018-2019

Mr. Pierre Larochelle (1), (2), (4) Montreal, Quebec, Canada	47	Vice President, Investments of Power Corporation of Canada (a diversified management and holding company)	Director	2009-2019

Mr. Joseph Rus (2), (4) Toronto, Ontario, Canada	73	Consultant	Director	2009-2019

Mr. François Desjardins, CPA, CA Montreal, Quebec, Canada	56	Vice President, Finance of the Company	Vice President, Finance	—

Dr. Denis Garceau Montreal, Quebec, Canada	62	Senior Vice President, Drug Development of the Company	Senior Vice President, Drug Development	—

Mr. Tony Matzouranis Montreal, Quebec, Canada	46	Vice President, Business Development of the Company	Vice President, Business Development	—

Mr. Sébastien Roy Montreal, Quebec, Canada	43	Partner, Davies Ward Phillips & Vineberg LLP (a law firm)	Corporate Secretary	—

NOTES:

(1)	Pursuant to board representation agreements dated April 16, 2009 between the Company and each of VSVI and a predecessor to Rocabe (the “2009 Board Representation Agreements”), each of VSVI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. VSVI’s and Rocabe’ right to two nominees each shall terminate on the date each of VSVI, on the one hand, and Rocabe, FMRC Family Trust (“FMRC”),

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a trust of which Dr. Francesco Bellini, Chairman of the Board of the Company, and Mr. Roberto Bellini, President and Chief Executive Officer of the Company, are beneficiaries and 1324286 Alberta Limited (“AlbertaCo”), a wholly-owned subsidiary of the FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of the issued and outstanding Common Shares. Despite their rights, VSVI has only nominated one candidate, being Mr. Larochelle, and Rocabe has only nominated one candidate, being Dr. Bellini.

(2)	Member of the Human Resources and Governance Committee.
(3)	From 2013 to 2017, Dr. Bennani was Site Head and Vice-President of R&D at Vertex Pharmaceuticals Canada Inc., a research and development company.
(4)	Member of the Audit Committee.
(5)	Pursuant to Board representation agreement dated December 18, 2018 between the Company and OrbiMed (the “2018 Board Representation Agreement”), OrbiMed is entitled to cause one nominee to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. OrbiMed’s right to one nominee shall terminate on the date OrbiMed ceases to beneficially hold at least 10% of the issued and outstanding Common Shares. OrbiMed’s nominated candidate is Mr. Khuong.

Committees of the Board

The following is a description of the current committees of the Board:

Audit Committee

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Company’s internal audit function (if any). The current members of the Audit Committee are Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus.

Human Resources and Governance Committee

Compensation Matters: The mandate of the Human Resources and Governance Committee includes reviewing the compensation arrangements for the Company’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans and overseeing succession planning.

Governance Matters: The mandate of the Human Resources and Governance Committee is also to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Company’s system of corporate governance, before such disclosure is submitted to the Board for its approval. The Human Resources and Governance Committee is responsible for the review and periodic update of the Company’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics which governs the conduct of the Company’s directors, officers and other employees. Moreover, the Human Resources and Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making.

Human Resources Matters: Finally, the Human Resources and Governance Committee shall also identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. In fulfilling its responsibilities to identify nominees to the Board, the Human Resources and Governance Committee comes up with the names of individuals it believes represent potentially suitable candidates and also solicits names of other potentially suitable candidates from the other members of the Board of Directors and also from management of the Company. It then looks at the qualifications and qualities of each in light of the needs of the Board of Directors and the Company and bases its recommendation to the Board on this basis.

The current members of the Human Resources and Governance Committee are Mr. Joseph Rus (Chair), Mr. Pierre Larochelle and Dr. Youssef L. Bennani.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time during the normal course of business, BELLUS Health becomes party to legal proceedings. At the date hereof, the Company is not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to us on a consolidated basis. In addition, during the year ended December 31, 2018, BELLUS Health was not subject to: any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; any penalties or sanctions imposed by a court or regulatory body that would be considered important by a reasonable investor; or any settlement agreements relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Consulting and Service Agreement

The Company has entered into a Consulting and Service Agreement with effect from January 1, 2010 with Picchio International providing for strategic advice on matters pertaining to the development and commercialization of pharmaceutical products to provide health solutions to address critical unmet needs. Under the terms of that agreement, Picchio International has assigned primary responsibility for providing such services to Dr. Francesco Bellini. For the services, a monthly retainer of $20,833 is paid and Picchio International is reimbursed for its reasonable expenses incurred in the proper conduct of the services. During the fiscal period ended December 31, 2018, Picchio International received $381,000 under the Consulting and Service Agreement.

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Charter of the Audit Committee

The Charter of the Audit Committee is attached hereto as Schedule A.

Composition of the Audit Committee

Until the next annual meeting of shareholders of the Company, the Audit Committee is composed of Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus. Each of the members of the Audit Committee is financially literate and independent.

Relevant Education and Experience

Mr. Pierre Larochelle has an MBA from INSEAD and has experience in finance and finance-related matters through his work in banking and in a venture capital company specializing in biopharmaceutical and healthcare investments and his roles as President and Chief Executive Officer of Adaltis Inc., a publicly listed biotechnology company and as Vice President, Investments at Power Corporation of Canada, a diversified management and holding company. Mr. Franklin M. Berger, CFA, is a biotechnology industry analyst with over 25 years of experience in capital markets and financial analysis. He holds an M.B.A. from the Harvard Graduate School of Business Administration and an M.A. in International Economics and a B.A. in International Relations both from Johns Hopkins University. Mr. Joseph Rus has broad experience in the pharmaceutical industry as he held senior management positions in global pharmaceutical companies. He is a graduate of the Executive Marketing Program at the University of Western Ontario (Canada), as well as the International Program at the Institute of Management and Development of the University of Lausanne, Switzerland.

As such, all members of the Company’s Audit Committee understand the accounting principles the Company uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Messrs. Larochelle, Berger and Rus have an understanding of internal controls and procedures for financial reporting.

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External Auditor Services Fees

The Company has paid KPMG LLP (“KPMG”), its external auditors, the following fees in each of the last two fiscal periods.

Annual Audit Fees

The following sets forth the aggregate fees for each of the last two fiscal periods for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods:

Fiscal year ended December 31, 2018	$154,500
Fiscal year ended December 31, 2017	$164,000

Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit of the financial statements:

Fiscal year ended December 31, 2018	Nil
Fiscal year ended December 31, 2017	Nil

Tax Fees

The following sets forth the aggregate fees in each of last two fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2018	$8,500
Fiscal year ended December 31, 2017	$66,400

All Other Fees

The following sets forth the aggregate fees in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2018	Nil
Fiscal year ended December 31, 2017	Nil

The Company’s Audit Committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.

TRANSFER AGENT AND REGISTRAR

In connection with BELLUS Health’s Common Shares, Computershare Investor Services Inc. is the Canadian transfer agent and registrar and Computershare Trust Corporation, Inc. is the US transfer agent and registrar.

INTEREST OF EXPERTS

KPMG has audited the Company’s consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of loss, other comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2018 and 2017. KPMG are independent in accordance with the Code of Ethics of l’Ordre des comptables professionnels agréés du Québec.

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ADDITIONAL INFORMATION

Additional information regarding BELLUS Health may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of BELLUS Health’s securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in the Company’s management information circular for the most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s consolidated financial statements for the most recently completed financial year.

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Schedule A

BELLUS HEALTH INC.

AUDIT COMMITTEE CHARTER

ESTABLISHMENT OF COMMITTEE

The establishment of the Audit Committee of the Board of Directors of BELLUS Health Inc. (the “Company”) is hereby confirmed with the purpose, constitution and responsibilities described below.

The Purpose of THE Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of, and recommend appropriate actions with respect to (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor’s qualifications, independence and performance and (iv) the performance of the Company’s internal audit function. Management is responsible for (a) the preparation, presentation and integrity of the Company’s financial statements, (b) accounting and financial reporting principles and (c) the Company’s internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is “independent” under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee’s members in business, financial and accounting matters.

Membership

The Committee shall consist of no fewer than three members of the Board of Directors, all of whom shall be appointed by the Board. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, the members of the Committee shall meet the independence and financial literacy requirements of The Toronto Stock Exchange (“TSX”) and applicable law and no Committee member may have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time in the previous three years. Appointment to the Committee, and the designation of any Committee members as “audit committee financial experts”, shall be made on an annual basis by the full Board upon recommendation of the Human Resources and Governance Committee.

Compensation of Committee Members

No member of the Committee may receive any compensation from the Company other than (i) director’s fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the Human Resources and Governance Committee and the Board of Directors.

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Committee Structure and CONDUCT

The Board shall designate one member of the Committee as its chairperson. The Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Audit Committee shall meet at such times and places as it shall determine. The Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session amongst themselves, with the independent auditor, the internal audit function, if any, and management. The Chairman of the Audit Committee shall report on Audit Committee activities to the full Board of Directors.

Responsibilities

With respect to the independent auditor, the Audit Committee:

1.	is directly responsible for the appointment (and recommends to the Company’s Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation and oversight of the work of the Company’s independent auditor, including the resolution of any disagreement between management and the independent auditor; the independent auditor shall report directly to the Audit Committee.

2.	reviews and discusses the written statement from the independent auditor concerning any relationship between the independent auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assesses the independence of the auditor.

3.	reviews and evaluates the qualifications, performance and independence of the independent auditor, and makes recommendation to the Board of Directors whether to retain their services.

4.	establishes policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

5.	reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, and (b) the results of the annual audit examination and accompanying management letters.

6.	discusses and reviews with the independent auditor the year-end audited financial statements, the Management’s Discussion and Analysis (“MD&A”) of operations and financial performance and the related press release.

7.	reviews and discusses with the independent auditor on (a) critical accounting policies used by the Company, (b) alternative accounting treatments in accordance with International Financial Reporting Standards (“IFRS”) related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

8.	reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Company’s accounting principles and such matters required to be discussed with the Committee under generally accepted auditing standards.

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With respect to other matters, the Audit Committee:

9.	reviews annually its Charter, prepares and approves a conforming annual work plan to ensure all tasks are duly executed.

10.	discusses and reviews with management quarterly financial statements, the year-end audited financial statements, the MD&A and related press release before the Company publicly discloses this information; and recommends to the Board of Directors that these documents be approved.

11.	reviews and discusses with management the Company’s major risks, including those affecting its financial reporting, information management and information technology as well as the steps management has taken to monitor and control such risks.

12.	reviews and has prior-approval authority for related-party transactions (as defined in the relevant TSX requirements).

13.	reviews and discusses with Management, the Chief Financial Officer (or that person fulfilling the functions of the Chief Financial Officer) and the internal audit function, if any: (a) the adequacy and effectiveness of selected internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management), (b) the Company’s internal audit procedures, where applicable, and (c) the adequacy and effectiveness of selected disclosure controls and procedures, and management reports thereon.

14.	requires Management to prepare accurate financial reports, maintain appropriate internal controls, perform appropriate risk management, develop and apply proper practices and financial policies;

15.	reviews and approves the Company’s financial policies.

16.	reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal audit function, if any.

17.	reviews and approves the internal audit function’s annual audit planning report, reviews its progress reports on a quarterly basis and evaluates its performance annually.

18.	establishes procedures for the receipt, retention and treatment by the Company of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

19.	establishes policies for the hiring of employees/partners and former employees/partners of the present and former independent auditor.

20.	when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Committee as the Committee shall direct.

21.	ensures that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the information described in paragraph 10 above, and must periodically assess the adequacy of those procedures.

22.	performs financial analysis as required from time to time by the Board of Directors and provide advice.

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PERFORMANCE EVALUATION

The Audit Committee will engage in periodic self-assessments with the goal of continuing improvement, and will report to the Board of Directors annually on the performance of the Audit Committee against its mandate; will annually review and reassess the adequacy of its charter, and recommend any changes to the Board of Directors, where appropriate.

RESOURCES AVAILABLE TO THE COMMITTEE

The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.

DIRECT COMMUNICATION WITH THE COMMITTEE

The Chairman of the Audit Committee is to be contacted directly by the Chief Financial Officer (or that person fulfilling the functions of the Chief Financial Officer), the internal audit function or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board of Directors’ responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.

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